Ex-Filing Fees

Calculation of Filing Fee Table

Amendment No. 1 to
Schedule TO

CytoDyn Inc.

(Exact Name of Registrant as Specified in its Charter)

Transaction Valuation

	Transaction Valuation		Fee Rate	Amount of Filing Fee
Fee to Be Paid	$35,662,840		0.0001476	$5,263.84	(1)
Fees Previously Paid				$4,662.33
Total Transaction Valuation	$35,662,840	(1)
Total Fees Due for Filing				$5,263.84
Total Fees Previously Paid				$4,662.33
Total Fee Offsets
Net Fee Due				$601.51

(1)	Estimated for purposes of calculating the amount of the filing fee only. This transaction relates to an offer to amend and exercise warrants to purchase a maximum of 269,662,306 shares of common stock. The transaction value is calculated pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for the fiscal year 2024, using $0.13225 per share of common stock, which represents the average of the high and low sales prices of the common stock on June 17, 2024.